EX 77C - Matters submitted to a vote of security holders

RESULTS OF SPECIAL SHAREHOLDER MEETING (UNAUDITED)
On January 8, 2007, a Special Meeting of Shareholders of the New River Core Equity Fund was held at which shareholders approved: (i) a new investment sub-advisory agreement between New River Advisers LLC and Howe and Rusling, Inc. (Proposal 1); and (ii) the use of a manager of managers arrangement whereby New River Advisers LLC will be able to hire and replace sub-advisers to the New River Core Equity Fund without obtaining shareholder approval (Proposal 2). The shareholders voted as follows:


Proposal 1
For       345,842
Against   0
Abstain   0

Proposal 2
For       341,823
Against   4,018
Abstain   0